Exhibit 2.4

MERGER TERMINATION AGREEMENT

This MERGER TERMINATION AGREEMENT, dated as of March 15, 2010, is entered into between Metro Bancorp, Inc., formerly known as Pennsylvania Commerce Bancorp, Inc., a Pennsylvania corporation (“Parent”), and Republic First Bancorp, Inc., a Pennsylvania corporation (the “Company”).  Any capitalized term which is undefined herein has the meaning assigned to it in the Agreement and Plan of Merger entered into by the parties as of November 7, 2008 (“Agreement”).

WHEREAS, pursuant to Section 9.1 (Termination) of the Agreement, Parent and the Company may by mutual consent terminate the Agreement at any time prior to the Effective Time (i) in a written instrument; and (ii) if the Board of Directors of each determines to so terminate by a vote of a majority of the members of its entire Board; and

WHEREAS, the respective Boards of Directors of the Company and Parent have determined by a majority vote of their entire membership to terminate the Agreement due to the uncertainty of regulatory approval.

NOW, THEREFORE, in consideration of the foregoing recitals and the agreement hereinafter contained, and intending to be legally bound hereby, the parties hereby terminate the Agreement.

IN WITNESS WHEREOF, Parent and the Company have caused this Merger Termination Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

METRO BANCORP, INC.	REPUBLIC FIRST BANCORP, INC.

By:	/s/ Gary L. Nalbandian	By:	/s/ Harry D. Madonna
Name:	Gary L. Nalbandian	Name:	Harry D. Madonna
Title:	Chief Executive Officer	Title:	Chief Executive Officer